

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-Mail</u>

Frank S. Sklarsky
Chief Financial Officer
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland

   Re: **Tyco International Ltd.**
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed November 16, 2011
      File No. 1-13836

Dear Mr. Sklarsky:

  We refer you to our comment letter dated March 2, 2012 regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Judith A. Reinsdorf
    Executive Vice President and General Counsel

    Larry Spirgel
    Assistant Director
    Division of Corporation Finance